                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              NEWMARK HOMES CORP.

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)


                                   651578106

                                 (CUSIP Number)


                                 T. MARK KELLY
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                                  1001 FANNIN
                           HOUSTON, TEXAS 77002-6760
                                 (713) 758-4592

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               December 15, 1999

            (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



                         (Continued on following pages)


===============================================================================

CUSIP NO. 651578106

-------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                          Technical Olympic USA, Inc.
-------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*            (a) |_|
                                                                       (b) |X|
-------------------------------------------------------------------------------
   3      SEC use only
-------------------------------------------------------------------------------
   4      Source of Funds                                                   OO
-------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                |_|
-------------------------------------------------------------------------------
   6      Citizenship or Place of Organization          Delaware, United States
-------------------------------------------------------------------------------
                                 7  Sole Voting Power                         0
Number of Shares Beneficially   -----------------------------------------------
                                 8  Shared Voting Power*       9,200,000 shares
   Owned by Each Reporting      -----------------------------------------------
                                 9  Sole Dispositive Power                    0
         Person With            -----------------------------------------------
                                10  Shared Dispositive Power*  9,200,000 shares
-------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person
                                                               9,200,000 shares
-------------------------------------------------------------------------------
   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            |_|
-------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
                                                                            80%
-------------------------------------------------------------------------------
   14     Type of Reporting Person                                           CO
-------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 651578106

-------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                          Technical Olympic (UK) Plc
-------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*            (a) |_|
                                                                       (b) |X|
-------------------------------------------------------------------------------
   3      SEC use only
-------------------------------------------------------------------------------
   4      Source of Funds                                                   OO
-------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                |_|
-------------------------------------------------------------------------------
   6      Citizenship or Place of Organization                    Great Britain
-------------------------------------------------------------------------------
                                 7  Sole Voting Power                         0
Number of Shares Beneficially   -----------------------------------------------
                                 8  Shared Voting Power*       9,200,000 shares
   Owned by Each Reporting      -----------------------------------------------
                                 9  Sole Dispositive Power                    0
         Person With            -----------------------------------------------
                                10  Shared Dispositive Power*  9,200,000 shares
-------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person
                                                               9,200,000 shares
-------------------------------------------------------------------------------
   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            |_|
-------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
                                                                            80%
-------------------------------------------------------------------------------
   14     Type of Reporting Person                                           OO
-------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 651578106

-------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                          Technical Olympic S.A.
-------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*            (a) |_|
                                                                       (b) |X|
-------------------------------------------------------------------------------
   3      SEC use only
-------------------------------------------------------------------------------
   4      Source of Funds                                                   OO
-------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                |_|
-------------------------------------------------------------------------------
   6      Citizenship or Place of Organization                           Greece
-------------------------------------------------------------------------------
                                 7  Sole Voting Power                         0
Number of Shares Beneficially   -----------------------------------------------
                                 8  Shared Voting Power*       9,200,000 shares
   Owned by Each Reporting      -----------------------------------------------
                                 9  Sole Dispositive Power                    0
         Person With            -----------------------------------------------
                                10  Shared Dispositive Power*  9,200,000 shares
-------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person
                                                               9,200,000 shares
-------------------------------------------------------------------------------
   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            |_|
-------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
                                                                            80%
-------------------------------------------------------------------------------
   14     Type of Reporting Person                                           OO
-------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

ITEM 1.  SECURITY AND ISSUER.

           The class of equity securities to which this Schedule 13D (this "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Newmark Homes Corp., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1200 Soldiers Field Drive, Sugar Land, Texas 77479.

ITEM 2.  IDENTITY AND BACKGROUND.

           (a)       Name of Person(s) Filing this Statement (the "Reporting
                     Persons"):

                     Technical Olympic USA, Inc., a corporation formed under the laws of the State of Delaware; Technical Olympic (UK) Plc, a company formed under the laws of Great Britain; Technical Olympic S.A., a company formed under the laws of Greece

           (b)       Business Address of Reporting Persons:

                     Technical Olympic USA, Inc.

CUSIP NO. 651578106

                     Technical Olympic USA, Inc.
                     20 Solomou Street
                     Ana Kalamaki
                     Athens, Greece 17456

                     Technical Olympic (UK) Plc
                     20 Solomou Street
                     Ana Kalamaki
                     Athens, Greece 17456

                     Technical Olympic S.A.
                     20 Solomou Street
                     Ana Kalamaki
                     Athens, Greece 17456

           (c)       Present Principal Occupation or Employment:

                     Technical Olympic USA, Inc. is a holding company that invests directly or indirectly in various companies.

                     Technical Olympic (UK), Plc is a holding company that invests directly or indirectly in various companies and engages in the real estate industry.

                     Technical Olympic S.A. is a diversified construction company based in Greece and invests directly or indirectly in various companies.

                     Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of the Reporting Persons follows:

    Board of Directors and Executive Officers of Technical Olympic USA, Inc.
    ------------------------------------------------------------------------

                                                                                              Executive Officers
                                                                                              (principal business
Name                           Business Address                Board of Directors             or occupation)
-------------------------------------------------------------------------------------------------------------------
Constantinos Stengos           20 Solomou Street               Director                       President
                               Ana Kalamaki                                                   (Managing Director of
                               Athens, Greece 17456                                           Technical Olympic S.A.)

Yannis Delikanakis             20 Solomou Street               Director                       Vice President/Secretary
                               Ana Kalamaki                                                   (Real Estate and Housing
                               Athens, Greece 17456                                           Director)

Andreas Stengos                20 Solomou Street               Director                       Treasurer
                               Ana Kalamaki                                                   (General Director of
                               Athens, Greece 17456                                           Technical Olympic S.A.)

George Stengos                 20 Solomou Street               Director                       Assistant Secretary/
                               Ana Kalamaki                                                   Assistant Treasurer
                               Athens, Greece 17456                                           (Stock Market and
                                                                                              Purchasing Director of
                                                                                              Technical Olympic S.A.)

CUSIP NO. 651578106

    Board of Directors and Executive Officers of Technical Olympic (UK) Plc
    -----------------------------------------------------------------------

Constantinos Stengos           20 Solomou Street               Director                       General Director
                               Ana Kalamaki                                                   (see above)
                               Athens, Greece 17456

Andreas Stengos                20 Solomou Street               Director                       General Director
                               Ana Kalamaki                                                   (see above)
                               Athens, Greece 17456

George Stengos                 20 Solomou Street               Director                       Corporate Secretary
                               Ana Kalamaki                                                   (see above)
                               Athens, Greece 17456


      Board of Directors and Executive Officers of Technical Olympic S.A.
      -------------------------------------------------------------------

Constantinos Stengos           20 Solomou Street               Director and                   Managing Director
                               Ana Kalamaki                    President of the               (see above)
                               Athens, Greece 17456            Board of Directors

Andreas Stengos                20 Solomou Street               Director                       General Director
                               Ana Kalamaki                                                   (see above)
                               Athens, Greece 17456

Zoi Stengou                    20 Solomou Street               Director                       Vice President
                               Ana Kalamaki
                               Athens, Greece 17456

Chrissi Stengou                20 Solomou Street               Director                       Architectural Works
                               Ana Kalamaki                                                   Director
                               Athens, Greece 17456                                           (primary occupation)

George Stengos                 20 Solomou Street                                              Stock Market &
                               Ana Kalamaki                                                   Purchasing Director
                               Athens, Greece 17456                                           (see above)

Constantinos Lampos            20 Solomou Street               Director                       Technical Director
                               Ana Kalamaki                                                   (Highway Projects)
                               Athens, Greece 17456                                           (primary occupation)

Yannis Delikanakis             20 Solomou Street                                              Real Estate & Housing
                               Ana Kalamaki                                                   Director
                               Athens, Greece 17456                                           (see above)

Thanasis Klapadakis            20 Solomou Street               Director                       Legal Matters &
                               Ana Kalamaki                                                   Arbitration's Director
                               Athens, Greece 17456                                           (primary occupation)

John Doxakis                   20 Solomou Street               Director                       Tenders and Procurement
                               Ana Kalamaki                                                   Director
                               Athens, Greece 17456                                           (primary occupation)

CUSIP NO. 651578106


George Hatzis                  20 Solomou Street                                              Financial Director -
                               Ana Kalamaki                                                   Main Offices
                               Athens, Greece 17456                                           (primary occupation)

Takis Kazantzis                20 Solomou Street                                              Financial Director -
                               Ana Kalamaki                                                   South & North Western
                               Athens, Greece 17456                                           Greece
                                                                                              (primary occupation)

           (b) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (c) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP NO. 651578106

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Technical Olympic USA, Inc. obtained the funds for the purchase price of the shares of Common Stock from capital contributions provided by Technical Olympic (UK) Plc.

ITEM 4.  PURPOSE OF THE TRANSACTION.

           The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so.

           Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (c) and (e) through (g) of Item 4 of
Schedule 13D of the Exchange Act. On December 15, 1999 and pursuant to the Stock Purchase Agreement filed hereto as Exhibit 2.1, the Issuer accepted the resignations of Michael McCraw and Bill Bradley. The Board of Directors of the Issuer thereafter increased the Board of Directors by two positions and appointed Constantinos Stengos, Andreas Stengos, George Stengos and Yannis Delikanakis to fill the positions on the Board of Directors until their respective successors have been duly elected and qualified or until their earlier resignation or removal, all in accordance with the Bylaws of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) (1) Technical Olympic USA, Inc. is the record and beneficial owner of the 9,200,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,500,000 shares of Common Stock outstanding, represents 80% of the outstanding shares of Common Stock.

                 (2) Technical Olympic (UK) Plc, in its capacity as the sole shareholder of Technical Olympic USA, Inc., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,200,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,500,000 shares of Common Stock outstanding, represents 80% of the outstanding shares of Common Stock.

                 (3) Technical Olympic S.A., in its capacity as the sole shareholder of Technical Olympic (UK) Plc, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,200,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,500,000 shares of Common Stock outstanding, represents 80% of the outstanding shares of Common Stock.

           The Reporting Persons expressly disclaim (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

           (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

           (c) Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

CUSIP NO. 651578106

           (d) There is no other person that is known to have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 2.1: Stock Purchase Agreement, dated as of November 24, 1999, between Pacific Realty Group, Inc., Pacific USA Holdings Corp. and Technical Olympic USA, Inc. relating to the purchase and sale of 80% of the outstanding Common Stock of Newmark Homes Corp.;

Exhibit 99.1:    Joint Filing Agreement among the parties regarding filing of
                 Schedule 13D.

CUSIP NO. 651578106

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 27, 1999                           TECHNICAL OLYMPIC USA, INC.



                                            By:    /s/ Constantinos Stengos
                                                -------------------------------
                                            Name:  Constantinos Stengos
                                            Title: President

CUSIP NO. 651578106

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 27, 1999                           TECHNICAL OLYMPIC (UK) PLC




                                            By:   /s/ Constantinos Stengos
                                                ------------------------------
                                            Name: Constantinos  Stengos
                                            Title: General Director

CUSIP NO. 651578106

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 27, 1999                           TECHNICAL OLYMPIC S.A.


                                            By:   /s/ Constantinos Stengos
                                                -------------------------------
                                            Name: Constantinos Stengos
                                            Title: Managing Director

CUSIP NO. 651578106

                                 EXHIBIT INDEX

Exhibit 2.1: Stock Purchase Agreement, dated as of November 24, 1999, between Pacific Realty Group, Inc., Pacific USA Holdings Corp. and Technical Olympic USA, Inc. relating to the purchase and sale of 80% of the outstanding Common Stock of Newmark Homes Corp.;

Exhibit 99.1: Joint Filing Agreement among the parties regarding filing of Schedule 13D.


                                      E-1